BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,780,000,000.00 - 116,896,104,264 shares

               CONVENING NOTICE OF THE ANNUAL GENERAL MEETING AND
                        AN EXTRAORDINARY GENERAL MEETING

         The stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. are hereby invited by the Administrative Council to the annual general meeting and an extraordinary general meeting to be held on April 30, 2003 at 3:00 p.m. in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha, 100 in the city of Sao Paulo in order to:

         I - ANNUAL GENERAL MEETING

         1. be informed of the Management Report, the Opinions of the Fiscal Council, and the Independent Auditors and examine, for subsequent approval, the Balance Sheets, Financial Statements and Explanatory Notes for the fiscal year ended December 31, 2002;

         2. elect the members of the Administrative, Consultative and Fiscal Councils. Pursuant to the provisions of CVM Instructions 165 of December 11, 1991 and 282 of June 26, 1998, it being hereby registered that to enjoy multiple voting rights in the election of the Administrative Council's members, requests should only be made by those holding at least 5% of the voting capital;

         3. establish the amount to be allocated for the compensation of the members of the Administrative and Consultative Councils, the Board of Directors and the International Consultative Committee as well as that of the Fiscal Council.


         II - EXTRAORDINARY GENERAL MEETING


         4. to examine the Administrative Council's proposal for: a) cancellation of the common book entry shares issued by the bank itself, held as treasury stock, but without implying any reduction in capital stock value; b) as a consequence, altering the first sentence in Article 3 of the Articles of Association.

                                  Sao Paulo-SP, April 10, 2003.

                                  ADMINISTRATIVE COUNCIL


                                    OLAVO EGYDIO SETUBAL
                                         Chairman




                                                          ALFREDO EGYDIO SETUBAL
                                                     Investor Relations Director